

Mail Stop 3030

July 9, 2009

Via Facsimile and U.S. Mail

Mr. Steven A. Schumm
Chief Financial Officer
Thermadyne Holdings Corporation
16052 Swingley Ridge Road, Suite 300
Chesterfield, MO   63017

> **Re: Thermadyne Holdings Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 1-13023**

Dear Mr. Schumm:

We have reviewed your letter dated June 12, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Director Compensation, page 18

1.   Please expand your response to our prior comment 5 to explain how the director fees that are remitted to Mr. Pattelli's employer in lieu of payment to Mr. Pattelli himself should not be construed as a transaction between you and a third party where a purpose of the transaction is to furnish compensation to a director. In

your response, please fully explain the material terms of and circumstances surrounding this arrangement.

Item 13. Certain Relationships and Related Transactions, page 37

2.   From your response to our prior comment 7, we are unable to concur with your assertion that "no specific disclosure is required" with respect to the indebtedness owed to the affiliates of Angelo, Gordon under the second-lien facility. Please provide the information required by Item 404(a)(5) of Regulation S-K. Please also reconcile your statement that "no transaction was entered into or proposed between [you] and Angelo, Gordon" in 2008 with your disclosure on page 18 that you remitted $75,000 to Angelo, Gordon during that time.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief